AB 6/29

06009249

Revised Mailing

SEC Mail Processing Received ... 2006 Wash, D.C. 213 Section

SECUR... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8- 66540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HELVEA INC.**

OFFICIAL USE ONLY
132007
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 McGill College Avenue, Suite 2901
(No. and Street)

Montreal	Quebec	H3A 3J6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felix Weibel / Christian Keutgen (514) 288-3556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250 René-Lévesque Blvd. West, Suite 2800	Montreal	Quebec	H3B 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Felix Weibel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HELVEA INC., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable.

Signature

President

Title

Notary Public Déodat LÊ, Lawyer
Quebec Bar No.: 194117-8

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Note to file: Please note these reports were originally filed on February 28, 2006

Helvea Inc.

Statement of Changes in Shareholder's Equity
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 22, 2006

Auditors' Report

To the Shareholder of
Helvea Inc.

The statement of changes in shareholder's equity is derived from the balance sheet and statement of earnings and retained earnings included in the complete financial statements of **Helvea Inc.** for the year ended December 31, 2005 on which we expressed an opinion without reservation in our report dated February 22, 2006. This statement of changes in shareholder's equity is the responsibility of management. Our responsibility is to ensure that this statement of changes in shareholder's equity is fairly summarized from the complete balance sheet and statement of earnings and retained earnings.

In our opinion, this statement of changes in shareholder's equity is fairly summarized, in all material respects, from the related balance sheet and statement of earnings and retained earnings included in the complete financial statements.

This statement of changes in shareholder's equity does not contain all the disclosures required by accounting principles generally accepted in the United States of America, including summarized information about the balance sheet, statements of earnings and retained earnings and cash flows and accordingly may not be appropriate for certain users.

PricewaterhouseCoopers LLP

Chartered Accountants

Helvea Inc.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2005

	Common stock				
	Number of Class A common shares	Amount $	Retained earnings (deficit) $	Cumulative translation adjustment $	Total $
Balance at December 31, 2004	330,000	2,614,950	(28,981)	274,918	2,860,887
Net income	-	-	181,295	-	181,295
Cumulative translation adjustment	-	-	-	(387,354)	(387,354)
Balance at December 31, 2005	330,000	2,614,950	152,314	(112,436)	2,654,828